UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-48995

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Logan Group Securities

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2151 Professional Drive, Suite 260
(No. and Street)

Roseville (City) CA (State) 95661 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Logan (Name) 916-791-3200 (Area Code – Telephone Number) securities@logangrp.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul Street, #3100 (Address) Dallas (City) TX (State) 75201 (Zip Code)

9/18/03 (Date of Registration with PCAOB)(if applicable) 169 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Logan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Logan Group Securities _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED
CALIFORNIA ALL-PURPOSE
ACKNOWLEDGMENT

Signature: _____

Title:
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of PLACER)

On 02/11/2026 before me, Johnathan Kneff Notary Public
(insert name and title of the officer)

personally appeared Kevin Logan,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JOHNATHAN KNEFF
Comm. #2431627
Notary Public - California
Sacramento County
Comm. Expires Dec 19, 2026

Signature ____________ (Seal)

THE LOGAN GROUP SECURITIES

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2025

THE LOGAN GROUP SECURITIES

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Proprietor and Those Charged With Governance
The Logan Group Securities

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of The Logan Group Securities (the Company) as of December 31, 2025, the related statements of operations, changes in proprietor's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 23, 2026

THE LOGAN GROUP SECURITIES
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	64,736
Investments in securities, at fair value		38,566
Accounts receivable		22,403
Prepaid expenses		1,867
Total Assets	$	127,572

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities		
Accounts payable	$	2,535
Total liabilities		2,535
Proprietor's Equity		125,037
Total Liabilities & Proprietor's Equity	$	127,572

The accompanying notes are an integral part of these financial statements.

THE LOGAN GROUP SECURITIES
Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Commissions	$	265,154
Distribution fees		425,595
Trading income		4,949
Interest income		439
Total Revenues		696,137
Expenses		
Professional fees		48,168
Administrative support		4,800
Rent expense		3,600
Regulatory fees		1,087
Data and communications		2,400
Insurance		2,336
Office supplies		1,240
Other		40
Total Expenses		63,671
Net Income	$	632,466

The accompanying notes are an integral part of these financial statements.

THE LOGAN GROUP SECURITIES
Statement of Changes in Proprietor's Equity
For the Year Ended December 31, 2025

	Total
Balances at December 31, 2024	$ 184,371
Distributions	(691,800)
Net income	632,466
Balances at December 31, 2025	$ 125,037

The accompanying notes are an integral part of these financial statements.

THE LOGAN GROUP SECURITIES
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities	
Net income	$ 632,466
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Trading gains	(4,949)
Interest income	(439)
Change in assets and liabilities:	
Increase in accounts receivable	21,498
Decrease in prepaid expenses	(1,163)
Decrease in accounts payable	(355)
Net cash provided by operating activities	647,058
Cash flows from investing activities	
Net cash provided by investing activities	--
Cash flows from financing activities	
Distributions to sole proprietor	(691,800)
Net cash used in financing activities	(691,800)
Net decrease in cash	(44,742)
Cash at beginning of year	109,478
Cash at end of year	$ 64,736

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

The Logan Group Securities (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in California.

Note 2 - Summary of Significant Accounting Policies

Security transactions (and related commission revenue and expense) are recorded on a trade date basis as securities transactions occur.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

As the Company is a sole proprietorship, no provision has been made for federal or state income taxes. The tax liability, if any, is incurred by the sole proprietor on their personal tax return.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including selling unaffiliated mutual funds, fixed and variable annuities and insurance products. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 99% of its total revenues from three single external customers in 2025.

Note 3 - Revenue Recognition

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for trade execution services based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of mutual funds, annuities and insurance contracts.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling unaffiliated mutual funds, fixed and variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2025, the Company had net capital of approximately $95,869 which was $90,869 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Related Party Transactions

The Company has entered into an agreement with a related entity which is owned by the owner of the Company, whereby the Company pays for administrative support and to rent storage space on a monthly basis. During the year the Company paid $11,100 to the related entity for these services.

The financial position, results of operations and cash flows of the Company differ from those that would be achieved had the Company operated autonomously.

Note 6 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Note 6 - Fair Value Measurements, continued

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Investments in securities, at fair value

Investments in:	Total		Level 1		Level 2		Level 3	
Money market	$	6,823	$	6,823		--		--
Mutual funds		31,743		31,743	$	--	$	--
Totals	$	38,566	$	38,566	$	--	$	--

For the year ended December 31, 2025, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Investments in securities at fair value are deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended December 31, 2025.

Note 7- Commitments and Contingencies
The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 8- Subsequent Events

The Company has evaluated subsequent events through February 20, 2026, the date which the financial statements were issued. During the months of January and February 2026, the Company had proprietor's equity withdrawals totaling $25,000

Note 9 Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the Chief Executive Officer of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2025

THE LOGAN GROUP SECURITIES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

COMPUTATION OF NET CAPITAL

Total proprietor's equity qualified for net capital	$ 125,037
Deductions and/or charges	
Accounts Receivable	22,403
Prepaid expenses	1,867
Net capital before haircuts on securities positions	100,767
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	4,898
Net capital	$ 95,869

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable	$ 2,535
Total aggregate indebtedness	$ 2,535

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 169
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 90,869
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 89,869
Ratio: Aggregate indebtedness to net capital	0.03 to 1

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA amended FOCUS report as of December 31, 2025.

Schedule II & III
THE LOGAN GROUP SECURITIES
Computation for Determination of Reserve Requirements and
Information Relating To Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2025



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Proprietor and Those Charged With Governance
The Logan Group Securities

We have reviewed the accompanying Exemption Report of The Logan Group Securities (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) providing investment advisory services throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 23, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

THE LOGAN GROUP SECURITIES

The Logan Group Securities Exemption Report

The **Logan Group Securities (the "Company") is a registered broker-dealer subject to Rule 17a 5 promulgated** by the **Securities** and **Exchange** Commission (17 C.F.R. **$240.17a-5 Reports to** be made by certain brokers and dealers) This Exemption Report was **prepared** as required **by** 17 C.F.R. **$240.17a S(d)(l) and (4).** To the best of **its** knowledge **and** belief. **the Company** states the following:

(1) The **Company** is considered a "Non Covered Firm" exempt from 17 C.F.R. S240.15c3-3 and is filing an **Exemption Report** relying on footnote 74 to SEC Release 34-70073 **and** as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The **Company limits its business activities** exclusively to: **(1)** acting **as** a mutual fund **retailer (2)** selling **variable life insurance or annuities (3)** providing investment advisory services.

(2) **The Company (I)** did not directly or indirectly receive hold or otherwise owe **funds or securities for or** to **customers, other than money or other consideration received and promptly transmitted** in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not **carry accounts of or for customers;** and (3) did not carry PAB accounts (as defined in **Rule 15c3-3),** throughout the most recent fiscal year without exception.

I, Kevin Logan, swear (or affirm) that, to my best **knowledge** and belief this **exemption** report **is** true and correct.

Regards.

Chief Executive Officer

Date of Report: March 24th 2026

Broker/Dealer. Member FINRA & SIPC Registered Investment Advisor 2151 Professional Dr. Suite 260, Roseville. CA 95661 (916) 791-3200 Fax: (916) 791-6555 (800) 684-4730